CanAlaska Uranium Ltd – MD&A October 31, 2008  Page 1 of 15

CanAlaska Uranium Ltd.

CVV - TSX.V   CVVUF - OTCBB   DH7 – Frankfurt

Management Discussion and Analysis

For the Second Quarter and Six Months Ended

October 31, 2008

Dated December 23, 2008

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR. Information is also available at the Company’s website www.canalaska.com. In addition, reference should be made to the risk factors section of the most recently filed Annual Information Form (“AIF”) or the Company’s audited financial statements for the year ended April 30, 2008.  The following information is prepared in accordance with Canadian GAAP and denominated in Canadian dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company’s unaudited financial statements for the six months ended October 31, 2008.

Table of Contents:

1.

OVERVIEW OF THE COMPANY

2

2.

MILESTONES AND PROJECT UPDATES

3

3.

FINANCIAL POSITION

10

4.

EXPENDITURES REVIEW

12

5.

CASHFLOW REVIEW

13

6.

OUTLOOK

13

7.

CRITICAL ACCOUNTING ESTIMATES

14

This MD&A contains forward-looking information. See “Forward-Looking Information” and “Risks and Uncertainties” for a discussion of the risks, uncertainties and assumptions relating to such information.

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CanAlaska Uranium Ltd – MD&A October 31, 2008  Page 2 of 15

1.

OVERVIEW OF THE COMPANY

1.1

Profile and Strategy

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties principally in Canada but also with interests in the United States and New Zealand with the aim of advancing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. The Company’s principal focus is exploring for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan.  As of December 23, 2008, the Company had 137,733,650 shares outstanding with a total market capitalization of $9 million.  The Company’s shares (“Shares”) trade on the TSX Venture Exchange (“CVV”), are quoted on the OTCBB in the United States (“CVVUF”) and the Frankfurt Stock Exchange (“DH7”).

CanAlaska today controls an exploration property portfolio in the Athabasca Basin totaling over 4,000 sq. miles, rivaling the combined land holdings of established uranium producing giants Cameco and AREVA.  The Company has strategic exploration investment relationships with Japan’s Mitsubishi Development Pty (through its West MacArthur property), with a Korean Consortium comprising Hanwha Corp., KORES, KEPCO and SK Energy Co. Ltd. (with its Cree East Project), and recently has entered into a memorandum of understanding for exploration with Chinese-based East Resources Inc. (for its NE Wollaston Project).  CanAlaska also has option arrangements with Westcan Uranium in respect of its Cree West and Key Lake projects, Uranium Prospects (UK) has an option over the Grease River project, and Great Western is earning into the Misty property.

Table 1: -Canadian Land Position Summary
Property / Project Name	Notes	Hectares
Alberta		97,000
Arnold		24,000
Black Lake	Option with Black Lake Denesuline	38,000
Camsell		30,000
Carswell		12,000
Cree East	Ventured with Korean Consortium	56,000
Cree West	Ventured with Westcan Uranium	13,000
Fond du Lac	Option with Fond Du Lac Denesuline	36,000
Ford		10,000
Grease River	Ventured with Uranium Prospects	82,000
Helmer		64,000
Hodgson		30,000
Kasmere		233,000
Key	Ventured with Westcan Uranium	6,000
Lake Athabasca		49,000
McTavish		16,000
Misty	Ventured with Great Western Minerals	53,000
Moon		4,000
NE Wollaston	MOU with East Resources Inc.	171,000
Poplar	Ventured with Mega Uranium	112,000
Waterbury		12,000
West McArthur	Ventured with Mitsubishi Dev. Pty	36,000
TOTAL	22 Projects	1,184,000

CanAlaska’s strong “end-user” financial backing and capable in-house exploration team assures the Company of both the funding and expertise necessary to deliver on its corporate mission of discovering one or more major uranium deposits.   CanAlaska’s commitment to the Athabasca Basin region has also seen it cementing ties with First Nations communities. The Company has obtained overwhelming approval from the communities of Black Lake and Fond Du Lac to undertake exploration on their reserve lands under the official sanction of Indian and Northern Affairs Canada (“INAC”). In doing so, the Company achieved the distinction of becoming the first company to undertake uranium exploration on First Nations’ reserve territory in Saskatchewan in over twenty-five years.  CanAlaska’s strong record of operational safety and environmental compliance was recognized as a key contributing factor during the review process, and marks our Company as a leader in responsible and sound exploration.

Since late 2004, CanAlaska has expended over $45 million on exploration and research towards the advancement of uranium discovery on our twenty-two project areas.  The increasingly attractive fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels provide CanAlaska with the long-term financial incentive to succeed.

The Company also has a 72% interest in the Rise and Shine project and holds other mining permits in New Zealand.

Throughout this MD&A certain comparative figures have been reclassified to conform to the current period’s presentation.

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CanAlaska Uranium Ltd – MD&A October 31, 2008  Page 3 of 15

1.2

Cash and Financing

As of October 31, 2008 the Company had cash and cash equivalents of $5.8 million (April 30, 2008: $6.0m).  The Company’s working capital position (excluding restricted cash) as at October 31, 2008 was $6.5 million.

The Company has entered into option agreements with a Korean Consortium and Mitsubishi and they are currently funding exploration on two of its properties located in Athabasca.  The Korean Consortium and Mitsubishi have funded $4.7 million out of a total of $19 million and $8.1 million amount out of a total of $11 million respectively.  Exploration programs have been agreed for the forthcoming winter program and as such these programs should be funded by our joint venture partners.

The Global credit crisis is being felt in all economic sectors and the junior mining sector is being particular hard hit with plummeting shares prices and falling prices of the underlying metals and mineral prices.  However, the long-term price of uranium, on which over 70% of the industry sales are realized, has remained relatively stable. CanAlaska views itself as fortunate to have strong strategic relationships with it partners, particularly Mitsubishi and our Korean Consortium so that we can continue to advance two significant projects forward in these challenging economic times.  CanAlaska has also been conscious to maintain a reasonable treasury and is continually evaluating its projects in light of the current economic turmoil.

The Company believes that it has a sufficiently liquid treasury to maintain operations over the next twelve months without having to access the equity markets and is well positioned to weather the initial storm caused by the credit crisis.  The Company, however remains in nature an exploration enterprise and will, at some point, need to seek additional financings either through equity offerings or strategic partnerships.

2.

MILESTONES AND PROJECT UPDATES

2.1

Milestones / Highlights

•

MOU with East Resources Inc on North East Wollaston (Dec 2008)

•

Appointment of new CFO, effective January 1, 2009

•

Appointment of new Regional Exploration Manager

•

Optioned Rainbow Gold Property in Alaska

•

Manitoba Mineral Lease Acquired (Dec 2008)

In December 2008, the Company announced that it has entered into a Memorandum of Understanding ("MOU") with East Resources Inc. ("ERI") to undertake joint exploration for uranium on its 100%-owned North East Wollaston Project (the "Project"). Under the MOU, ERI may earn a 40% interest by undertaking a minimum of 100,000 metres of diamond drilling within 5 years. ERI may earn a 70% interest in the Project by undertaking a minimum of 50,000 metres of diamond drilling and successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction. ERI may earn an 80% interest in the Project by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction. ERI may also earn an additional 15% interest in the Project to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.  The MOU carries an exclusivity provision of 90 days, during which CanAlaska and ERI will finalize a definitive agreement.

In December 2008, the Company announced the appointment of Damian Towns as Chief Financial Officer, effective January 1, 2009, to help build the Company’s financial oversight and to strengthen the Company’s relationships with its strategic partners.

In October 2008, the Company announced the addition of Mr. John Kowalchuk as Regional Exploration Manager to the Company's uranium exploration team operating in Saskatchewan, Manitoba and Alberta. Based in Saskatchewan, John will oversee and direct the Company's exploration staff from CanAlaska's Field Office in Saskatoon.

In October 2008, the Company optioned its Rainbow Hill property comprising 12 unpatented federal lode mining claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A., to District Gold Inc. under which District Gold may earn a 60% interest by making payments of $150,000, 200,000 shares and completing exploration expenditures of $1,500,000 Rainbow Gold may earn a total 75% interest by completing a feasibility study.

In December 11, 2008, the Company acquired Mineral Lease 209B in Manitoba from Santoy Resources Ltd. for 40,000 common shares, 500,000 warrants exercisable over one year at an exercise price of $0.50 and a 2% net smelter royalty.  Mineral Lease 209B

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CanAlaska Uranium Ltd – MD&A October 31, 2008  Page 4 of 15

rests in the central portion of the geologically-significant Wollaston Belt, host to the major uranium mines inside the Athabasca Basin.  CanAlaska’s  acquisition of this property now completes the Company’s holdings of the entire Wollaston Belt within the province of Manitoba.

2.2

Project Updates

Throughout this MD&A certain comparative figures have been reclassified to conform to the current period’s presentation

Overview

The Company currently has over 22 projects.  At Cree East with its Korean partners, the Company drilled 2,681 metres and took 75 samples during the quarter for a total cost of $1.6 million which was reimbursed by our partners.  At West McArthur optioned to Mitsubishi, the Company was preparing for the winter drill program that is scheduled to commence early in 2009.  During the first six months of the year the Company conducted 1,130 kilometres of prospecting and seismic geophysics over approximately 1,600 kilometres at Poplar, which is optioned to Mega Uranium.

2.2.1

Cree East Project, Saskatchewan – Joint Venture with Korean Consortium

The Cree East project is a high-priority property located in the south-eastern portion of the Athabasca Basin, 35 km west of the formerly producing Key Lake mine and 5 to 22 km north of the south rim of the Athabasca Basin.  The project is comprised of 16 contiguous mineral claims totaling approximately 56,000 hectares.  A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd.), in December 2007 agreed to spend $19 million on the properties to earn into a 50% interest in the Cree East project.

As at October 31, 2008, the Korean Consortium has contributed $4.7 million towards exploration of the project and holds a 23.0% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership.   The following table summarizes the Korean Consortium spend and advances by quarter expenditure and life to date (“LTD”) expenditure on the project.

Table 2: ($000’s) - Cree East Project Korean Consortium Spend	Q308	Q408	Q109	Q209	LTD
Consulting, Labour & professional fees	215	149	17	185	566
Drilling	8	623	9	973	1,613
Geophysics	1,016	25	24	161	1,226
Other	561	403	31	237	1,232
Reimbursement of costs	(1,721)	(1,279)	-	(1,637)	(4,637)

Drill programs started on the project in late February 2008 and large zones of alteration were intercepted.  However, the Company experienced problems completing the majority of the drill holes because of extreme clay alteration and unconsolidated sands.  The Korean Consortium has funded a further $1.7 million for continued drill testing of these and other new targets.  Drilling re-commenced in mid-August, 2008 and up to October 31, 2008, 2,681 metres had been drilled with 275 samples being taken, in the most recent drill campaign.

The Company has received the results back from part of this drill program and they demonstrated the presence of several zones of faulting and alteration in the sandstone and in the basement indicating hydrothermal activity typical of unconformity uranium deposits.  The geophysics carried out in the summer completed earlier surveys and processing of the combined data together with the drilling results has resulted in a series of targets for drilling in 2009.

2.2.2

West McArthur Project, Saskatchewan – optioned to Mitsubishi

The West McArthur project in the Athabasca Basin, Saskatchewan, has been optioned to Mitsubishi Development Pty Ltd, a subsidiary of Mitsubishi Corporation of Japan, whereby Mitsubishi can earn a 50% interest in the project by expending a minimum $10 million over 3½ years and paying a further $1 million to the Company upon completion.  As at October 31, 2008, Mitsubishi Development has contributed $8.1 million towards the exploration of the project. The West McArthur project is strategically located immediately west of the landholdings of the McArthur River Mine operated by Cameco Corp.

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CanAlaska Uranium Ltd – MD&A October 31, 2008  Page 5 of 15

Table 3: ($000’s) West McArthur Project	Quarterly						Six Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q208	Q209
Consulting, Labour & professional fees	182	63	72	205	40	56	245	96
Drilling	493	2	-	390	-	-	495	-
Geophysics	106	171	143	516	-	4	277	4
Mitsubishi reimbursement	(1,127)	(846)	(764)	(1,057)	(62)	(310)	(1,973)	(372)
Other	321	366	317	297	15	358	687	373

Several drill phases since 2006 have concentrated in the Northwest corner of the project where significant geophysical anomalies were discovered by airborne survey in December 2004.  To date, there have been 12 holes drilled on the project.  In the fourth quarter of 2008 (Winter/Spring 2007), five holes were drilled to test targets outlined by ongoing geophysical exploration.  One of these holes (WMA 010) intersected a significant zone of alteration including silicification, brecciation and clay alteration and mineralization in the basement (0.29% U3O8 over 0.5 metres). In early 2008, extensive detailed ground geophysical surveys were carried out over the current drill areas and in further areas of interest.  Further drilling is planned for early 2009.

2.2.3

Poplar Project, Saskatchewan – Optioned to Mega Uranium

The Poplar project was staked by the Company in 2006 to cover all of the northern edge of the Athabasca Basin located between the Helmer and Lake Athabasca projects in the Province of Saskatchewan and comprises 28 claim blocks totaling approximately 111,000 hectares.

In 2007, the Company entered into agreements with Mega Uranium Ltd. to evaluate the area, and on October 1, 2007, Mega selected the Poplar area for option whereby Mega may acquire a 50% ownership interest in the Poplar project by issuing 100,000 shares (50,000 shares received) and funding of $6.0 million in exploration expenditures over a three year period.  The Company will act as the operator for the project until earn-in and will be responsible for carrying out all exploration activities.  Following the formation of the 50/50 joint venture, Mega may choose to act as the operator.  Mega may increase its ownership interest to 55% by paying the Company a further $2 million and 100,000 Mega shares.  As at October 31, 2008, Mega Uranium has contributed a total $2.7 million towards exploration expenditures.

Table 4: ($000’s) Poplar Project	Quarterly						Six Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q208	Q209
Consulting, Labour & professional fees	-	4	168	135	205	262	4	467
Drilling	-	-	-	-	-	-	-	-
Geophysics	-	433	123	408	266	255	433	521
Reimbursements	-	(456)	(378)	(553)	(623)	(665)	(456)	(1,288)
Cash option and shares received	-	(95)	-	-	-	(27)	(95)	(27)
Other	-	18	182	50	205	238	18	443

During the first six months of the year the Company conducted 1,130 kilometres of prospecting and seismic geophysics over approximately 1,600 kilometres at the Poplar Project.  This work program has outlined uranium mineralization in basement rocks located north of the edge of Lake Athabasca, and indicated continuity of mineralized units and structural breaks associated with mineralizing systems further to the south into areas covered by the lake.  The airborne surveys and extensive geophysical seismic surveying in lake covered area have also shown a large number of anomalous conductive zones and structural breaks, which elsewhere are generally thought to be associated with mineralizing events.  Detailed analysis of the data is underway.

Subsequent to period end, Mega Uranium has advised the Company that they wish to terminate the option agreement.

2.2.4

Grease River Project, Saskatchewan – Optioned to Uranium Prospects

The Grease River project covers approximately 82,000 hectares in three separate claim blocks that extend from Bulyea River, north of Fond Du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

On April 10, 2007, the Company granted an option to Yellowcake plc to earn a 60% interest in the project.  Yellowcake may exercise its option to earn a 60% interest in the project by making payments, issuing shares and making exploration expenditures of $5 million.

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CanAlaska Uranium Ltd – MD&A October 31, 2008  Page 6 of 15

In July 2007, CanAlaska consented to the introduction of Uranium Prospects plc as an additional earn-in partner.  Should the project reach commercial production, the Company will receive a 3% Yellowcake royalty, with the optionees having the right to purchase up to half of this royalty for $3 million.  As at October 31, 2008, Yellowcake/Uranium Prospects have contributed a total $1.7 million (an additional $0.7m is outstanding) towards exploration expenditures.

Table 5: ($000’s) Grease River	Quarterly						Six Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q208	Q209
Consulting, Labour & professional fees	117	296	15	111	328	77	413	405
Drilling	-	-	-	-	-	-	-	-
Geophysics	4	-	-	240	191	-	4	191
Reimbursements	(250)	(876)	(84)	(275)	(817)	(115)	(1,126)	(932)
Cash option and shares received	-	(75)	(3)	(10)	(75)	-	(75)	(75)
Other	381	328	391	212	165	39	709	204

2.2.5

Key Lake Project, Saskatchewan – Optioned to Westcan Uranium

The Key Lake project comprises of four mineral claims in three separate blocks totaling approximately 6,000 hectares located within 15 km of the formerly producing Key Lake mine.  On March 2, 2006, the Company optioned to Westcan Uranium Ltd. (“Westcan”) (formerly International Arimex Resources Inc.) up to 75% interest in the Key Lake project.  Westcan may, at its option, earn a 50 % interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received) and making exploration expenditures of $2 million.  Westcan may elect to acquire an additional 10% interest by expending an additional $2 million on exploration, and may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project.  The Company will act as the operator of the project until Westcan has a vested 60 % interest. Upon commercial production, the Company will receive a 3% net smelter royalty.

Table 6: ($000’s) Key Lake Project	Quarterly						Six Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q208	Q209
Consulting, Labour & professional fees	7	3	44	55	1	1	10	2
Drilling	-	-	11	151	-	1	-	1
Geophysics	-	-	-	-	3	-	-	3
Reimbursements / receipts	-	(5)	(147)	(353)	(5)	(43)	(5)	(48)
Cash option and shares received	-	-	-	(57)	-	-	-	-
Other	1	2	110	161	1	38	3	39

In summer 2006, 870 kilometres of detailed airborne EM and magnetic surveys were performed over the project area.  In winter 2007, three holes costing $150,868 were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (0.058% U3O8 over 1 metre), but with strong alteration and faulting.  In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization.  Further drilling is proposed. As at October 31, 2008, Westcan had contributed $819,000 towards exploration expenditures.

No significant exploration activity occurred at Key Lake during the first six months of the fiscal year.

2.2.6

Cree West Project, Saskatchewan – Optioned to Westcan Uranium

The Cree West Project comprises a 100% interest in 4 mineral claims (approximately 13,000 hectares) located 70 km northwest of the Key Lake mine and between 25 and 57 km north of the south rim of the Athabasca Basin.  On April 24, 2006, the Company granted to Westcan an option to earn up to a 75% interest in the Cree West project.  Westcan can earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures. Westcan may elect to acquire an additional 10% interest by expending an additional $4 million on exploration within 2 years of

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CanAlaska Uranium Ltd – MD&A October 31, 2008  Page 7 of 15

vesting its 50% interest.  Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1 million on the project.

The Company will act as the operator of the project until Westcan has a vested 60% interest. Upon commercial production, the Company will receive a 3% net smelter royalty.  As at October 31, 2008, Westcan had contributed $788,000 towards exploration expenditures.

Table 7: ($000’s) Cree West Project	Quarterly						Six Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q208	Q209
Consulting, Labour & professional fees	5	10	9	1	2	2	15	4
Drilling	-	-	-	4	-	-	-	-
Geophysics	6	39	-	62	-	-	45	-
Reimbursements	(157)	(134)	(19)	(13)	(3)	(87)	(291)	(90)
Cash option and shares received	(50)	-	-	(64)	-	-	(50)	-
Other	17	57	66	196	-	86	74	86

An airborne magnetic and electromagnetic survey was carried out in 2006, and ground AMT surveys were carried out in early winter 2007 and 2008.  Drill testing has been recommended to determine the cause of the anomalous geophysical targets.

2.2.7

Fond Du Lac Project, Saskatchewan

On October 18, 2006, CanAlaska optioned the Fond Du Lac project from the Fond Du Lac Denesuline First Nation.  The project spans approximately 36,000 hectares and contains a uranium deposit with a historical (non 43-101 compliant) resource.  CanAlaska is required to spend $2 million in exploration to earn a 49% interest in the project.  In addition, the Company is also scheduled to pay the Fond Du Lac Denesuline First Nation as consideration $130,000 ($50,000 paid) and 300,000 shares (200,000 shares issued).

Table 8: ($000’s) Fond Du Lac Project	Quarterly						Six Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q208	Q209
Consulting, Labour & professional fees	1	1	2	1	76	193	2	269
Drilling	-	-	-	-	119	242	-	361
Geophysics	-	-	-	6	5	80	-	85
Other	4	3	23	-	54	208	7	262

The Company received its exploration permit from Indian and Northern Affairs Canada on June 24, 2008, and immediately prepared a select program of drill testing in and around areas of historical drill exploration.  In July and August, 2008, the Company carried out preliminary drill programs in the vicinity of the zone of known uranium mineralization.  In mid-September the company released the first drill results from the program, confirming good uranium mineralization and significant response from ongoing geophysical surveys over the target area.

During the second quarter of 2009, the Company undertook over 2,500 kilometres of airborne geophysics and over 630 kilometres of prospecting.  The Company also completed a 1,300 metre drill program.  The results from the geophysics and drill program indicate the potential for further zones of uranium mineralization within the vicinity of the known mineral deposit.  Additionally the drill program intercepted fault structures and hematite alteration zones in the basement rocks underlying the target area, indicating the potential for basement hosted uranium mineralization.   Further drilling is planned for winter 2009.

2.2.8

Helmer, Saskatchewan

The Helmer Project comprises a contiguous block of 19 mineral claims totaling approximately 60,000 hectares in the central part of the north rim of the Athabasca Basin west of and south of Fond Du Lac, and 50 km southeast of Uranium City.

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CanAlaska Uranium Ltd – MD&A October 31, 2008  Page 8 of 15

Table 9: ($000’s) Helmer Project	Quarterly						Six Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q208	Q209
Consulting, Labour & professional fees	127	182	9	252	26	7	309	33
Drilling	201	768	172	30	-	(10)	969	(10)
Geophysics	56	254	209	(151)	1	24	310	25
Other	379	631	62	115	11	7	1,010	18

In summer 2007, CanAlaska drill-tested two targets on the project with eight drill holes at a cost of $742,273.  The shallowest holes intercepted the unconformity at 200-250 metres depth, exhibited limited alteration, but elevated uranium background levels.  Further geophysical modeling was carried out at the end of the field season, and more drilling is expected on these targets.  The Company is actively marketing this project for third party option to support a more extensive drill program.

2.2.9

Lake Athabasca, Saskatchewan

The Lake Athabasca project comprises 13 contiguous mineral claims totaling approximately 49,000 hectares, chiefly on Lake Athabasca, southwest of Uranium City and the former producing Gunnar Mine.  Islands south of Crackingstone Peninsula comprise about 8% of the property area.

Table 10: ($000’s) Lake Athabasca	Quarterly						Six Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q208	Q209
Consulting, Labour & professional fees	244	213	(114)	492	52	18	457	70
Drilling	340	-	5	508	-	-	340	-
Geophysics	15	162	104	117	9	8	177	17
Other	393	323	(453)	935	18	29	716	47

Drilling began in winter 2007.  These holes confirmed the existence of uranium mineralizing events over a considerable area of the unconformity in this area and at Grouse Island, 3.5 km to the SE.  The negative numbers in Q308 relate to a transfer between Poplar and Lake Athabasca.  In early winter 2008, the Company completed five more holes at three new targets near Johnston Island.  Two holes targeted uranium mineralization in basement intrusive rocks.  Holes near Johnston Island focused on known mineralized zones.  The third target south of Johnston Island defined a very prominent geophysical target that has now been shown as related to a large local uplift in the unconformity.  Additional drilling is currently being considered.

2.2.10

NE Wollaston Project, Manitoba

NE Wollaston comprises approximately 171,000 hectares which straddles the Saskatchewan-Manitoba border and lies between 90 and 170 km northeast along the Wollaston trend of basement formations hosting  uranium deposits which include Rabbit Lake, Collins Bay B and Eagle Point Mines.  The geological targets across the NE Wollaston project match the styles of mineralization reported from basement-hosted mineral deposits further south in the Athabasca Basin.  There is clear observation of late replacement pitchblende mineralization in vein zones, fractures, and as disseminations in host rocks.  There is also evidence of more-disseminated mineralization across stratigraphic horizons, and multitudes of pegmatitic intrusive events, many of them containing primary uranium mineralization, or with brecciation and later uranium mineralization.

In 2004, CanAlaska acquired the mineral leases in the area and began systematic prospecting and lake sediment sampling. With encouraging results, this continued in 2006 with airborne surveys, systematic prospecting, geochemical and geophysical surveys.  The highlight was the discovery of extensive uranium-mineralized belts, either within, or cutting across all rock types in the area. The Company aborted drill testing of initial targets in early 2007 due to drill contractor difficulties.  However, further detailed work was carried out in the Summer of 2007 on each of the current targets as well as on additional preliminary targets for a total cost of $1,601,927.  In early 2008, the Company released details of 1,620 higher-grade uranium samples, taken from 47 separate zones with extensive boulder dispersion trains and surface uranium mineralization.  Cumulative exploration expenditures on the NE Wollaston project presently exceed $6.5 million.

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CanAlaska Uranium Ltd – MD&A October 31, 2008  Page 9 of 15

Table 11: ($000’s) NE Wollaston	Quarterly						Six Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q208	Q209
Consulting, Labour & professional fees	252	159	117	128	15	29	411	44
Drilling	-	-	-	-	-	-	-	-
Geophysics	5	4	3	-	3	1	9	4
Other	268	524	40	101	-	(2)	1,025	(2)

As at September 17, 2008, further exploration on the project awaits the conclusion of land use consultations between the Government of Manitoba and local First Nations communities.  The Company is assisting the Government in its efforts and is also in discussions with local communities in an endeavor to re-commence operations in the near future.  The permit area in Saskatchewan has been replaced by staked claims which the Company has retained for further exploration.

On December 10, 2008, the company entered into a MOU with East Resources for the exploration and development of the Manitoba portion of this project (refer to section 2.1)

2.2.11

Black Lake, Saskatchewan

In December 2006, the Company acquired from the Black Lake Denesuline First Nations an option to earn a 49% interest in the Black Lake project.  To earn its interest the Company must pay 130,000 ($50,000 paid; July 2010: $40,000; July 2011: $40,000), issue 300,000 shares (200,000 issued; July 2010: 50,000; July 2011: 50,000) and incur exploration expenditures of $2 million ($0.4m incurred; Jul 2010: $0.7m; Jul 2011: $1.2m; Jul 2012: $2.0m)

Table 12: ($000’s) Black Lake	Quarterly						Six Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q208	Q209
Consulting, Labour & professional fees	5	15	10	5	25	98	20	123
Drilling	-	-	-	-	-	-	-	-
Geophysics	4	37	-	34	3	-	41	3
Other	4	40	22	34	4	51	44	55

During the first six months the Company undertook approximately 640 kilometres of prospecting.

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2.2.12

Other Projects

For a full description of the Company’s other projects reference should be made to the Company’s website at www.canalaska.com

Table 13 Other projects update	Status	Recent work undertaken
Waterbury project	High priority - Seeking Venture Partner	3 drill targets have been identified these claims
Hodgson	High priority - Seeking Venture Partner	Initial assessment completed
McTavish	Seeking Venture Partner	Property recently re-staked
Moon	Seeking Venture Partner	Geophysics planned for 2009
Alberta	Seeking Venture Partner	Viable drill targets identified
Arnold	Seeking Venture Partner	Initial airborne and ground surveys completed
Camsell	Seeking Venture Partner	Initial assessment completed
Carswell	Seeking Venture Partner	Initial assessment completed
Ford	Seeking Venture Partner	Initial assessment completed
Kasmere		Exploration permits pending
Misty	Optioned to Great Western Minerals Group	Land use consultations ongoing with local First Nations Communities
Rainbow Hill	Optioned to District Gold	No significant work undertaken
Voisey’s Bay East “VB1”	JV Operated by Columbia Yukon	Recent Airborne Survey by Columbia Yukon
Voiseys Bay South “VB2”	Recent termination by optionee JV With Columbia Yukon	Airborne and ground surveys undertaken
Zeballos Project	Seeking Venture partner	43-101 report commissioned
Glitter Lake	Operated by Pacific NW Capital. Under option agreement	Field work carried out
Rise and Shine, NZ	Under Joint Venture with Oceana Gold	Last drill program 2006
Other NZ Properties	Status currently being reviewed	Drill program March 2007

3.

FINANCIAL POSITION

3.1

Cash and Working Capital

Table 14: ($000’s) Cash and Working Capital	Apr-08	Oct-08
Cash and cash equivalents	5,950	5,807
Restricted cash	1,201	1,891
AR and prepaids	2,344	1,307
AP and accruals	(2,619)	(630)
Net working capital (deficit)	6,876	8,375

For analysis and discussion of the movement in cash and cash equivalents reference should be made to section 5 of this MD&A.  Restricted cash is comprised of advances from optionees & partners and funds received from flow-through financings that need to be applied against exploration expenditures.

Included within Accounts Receivable is approximately $730,000 for reimbursements outstanding from the Uranium Prospects option agreement on the Grease River property.  The Company has granted Uranium Prospects an extension to its obligation to fund this expenditure and expects partial payment by the end of the calendar year.  Should this amount not be recoverable it represents valid exploration expenditure and will be capitalized to the Company’s carrying value of Grease River.

The decrease in the overall Accounts Receivable balance principally relates to payments received from Mitsubishi.

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The decrease in Accounts payable can be attributed to the drill program and geophysics program that was undertaken in the fourth quarter on the Cree East and Lake Athabasca that remain unpaid at year end ($505,000) and geophysics ($670,000) undertaken at West McArthur and Alberta.

3.2

Other Assets and Liabilities

Table 15: ($000’s) Other Assets and Liabilities	Apr-08	Oct-08
Available-for-sale securities	882	251
Property, plant and equipment	887	837
Mineral property interests	31,032	34,720
Reclamation bonds	711	280
Future income tax liability	(1,376)	(1,376)

During the quarter the Company recorded a permanent impairment on a number of its investments and wrote the balances down to their markets values.  The decline in market values is due to the current economic crisis that is impacting almost every Company.

Deferred costs on mineral property increased $1,219,000 principally as a result of funds being spent on the Cree East project and the Company proportionately consolidating its interest in the Korean joint venture.  In addition, $2,692,000 was spent on other exploration projects. For a full analysis of exploration expenditure please refer to section 2.

Reclamation bonds decreased principally as a result a refund from the Saskatchewan Government after the completion of the Lake Athabasca program started in the previous year.

3.3

Equity and Financings

Table 16: ($000’s) Shareholders’ Equity	Apr-08	Oct-08
Common shares	54,079	57,114
Contributed surplus	8,586	11,147
Accumulated other comprehensive income	166	(106)
Deficit	(23,819)	(25,068)
Total shareholders equity	39,012	43,087

Table 17: Equity Instruments	Apr-08	Oct-08
Common shares outstanding	125,869,814	137,733,650
Options outstanding
Number	16,898,500	15,994,000
Weighted average price	$0.46	$0.46
Warrants outstanding
Number	12,380,495	9,826,437
Weighted average price	$0.57	$0.57

Equity instruments

As of December 23, 2008 the Company had 137,733,650 common shares outstanding.

During the first six months of the year the Company issued a total of 11,863,836 common shares, 11,363,836 of these shares were associated the flow-through private placement discussed below, 300,000 stock options were exercised, and 200,000 common shares were issued for property acquisition (Fond Du Lac and Black Lake).  During the same period, 655,000 options were granted at an average price of $0.34 and 1,260,000 options were cancelled or expired.

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During the first six months of the year, 10,922,660 flow-through private placement units were issued for gross proceeds of $3,713,704 and must be spent on Canadian mineral exploration expenditures.

During the first six months of the year, 300,000 options were exercised for gross proceeds of $30,000 and will be used to fund ongoing general and administrative costs.

As of October 31, 2008, 9,826,437 warrants were outstanding.

4.

EXPENDITURES REVIEW

Table 17: ($000’s) Expenditures summary	Quarterly						Six Months Ended Q208 Q209
	Q108	Q208	Q308	Q408	Q109	Q209

Mineral Properties Expensed
Consulting, labour & professional fees	400	217	427	432	150	294	617	444
Depreciation and amortization	-	-	-	188	53	54	-	107
Future income tax recovery	-	-	-	(841)	-	-	-	-
Loss (Gain) on sale	-	(15)	(28)	(106)	-	327	(15)	327
Insurance, licenses & filing fees	27	116	17	51	20	65	143	85
Interest income	(41)	(303)	(54)	(52)	(50)	(44)	(344)	(94)
Management fee income	(115)	(64)	(608)	117	(145)	(206)	(179)	(351)
Mineral Property Write down	-	-	-	960	-	-	-	-
Office costs	53	100	88	104	89	92	153	181
Other	3	4	-	6	(197)	(91)	7	(288)
Shareholder relations costs	114	100	92	35	16	17	214	33
Stock-based compensation	122	-	600	372	373	382	122	755
Travel and accommodation	59	65	22	66	9	41	124	50
Net loss	622	220	556	1,332	318	931	842	1,249

Consulting, labour & professional fees were significantly higher in the fourth quarter of 2008 as the Company incurred legal costs in excess of $260,000 due in part from the legal costs associated with the Cree East agreement.  The increase from Q109 to Q209 is principally due to an under accrual in Q109.

Depreciation and amortization were not previously being recorded on a quarterly basis prior to the fourth quarter 2008.

Future income tax recovery results from the renouncement of tax losses on flow-through financings, Canadian GAAP only permits the recognition of the losses after renouncement and therefore the Company will not recognize any future income tax recovery until the fourth quarter of 2009.  During the first six months the Company completed a flow-through financing (refer to section 3.3)

In the fourth quarter of 2008, the Company recognized a gain on sale on disposition of some of the Company’s available-for-sale securities.  During the second quarter of 2009 the Company reviewed a number of its available-for-sale in light of the current economic environment and recorded a permanent impairment in the statement of loss and deficit.  As a result all of the previous recorded fair value adjustments for these securities that flowed through other comprehensive income were reversed.

Management fees are derived from operator fees associated with mineral property that are optioned to venture partners and are generally charged on a percentage of costs basis.

In the fourth quarter of 2008, the Company recorded a write down on the Cree East project as a result of the agreement reached with the Korean Consortium.  The Company is currently undertaking a detailed review of the accounting treatment surrounding this arrangement and hopes to be able to report the results in the third quarter.

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Shareholder relations expenses were significantly higher in the prior year as a result of promotional activities, such as the 21st Century Business Report and attendance at numerous trade shows, the Company has consciously reduced these activities due to the current economic environment.

5.

CASHFLOW REVIEW

For the three months ended October 31, 2008, cash outflow from operations, after non-cash working capital movements, was $0.9 million (Q208: $0.06m), which is consistent with the net loss for the period.  Proceeds from financing activities for the quarter ended October 31, 2008, $2.9 million (Q208: $7.0m) which was principally related to the movement in restricted cash. Cash outflow from investing activities was $3.5 million for the three months ended October 31, 2008 (Q208: $4.9m) as the Company continued to invest in its mineral properties in Saskatchewan.

For the six months ended October 31, 2008, cash outflow from operations, after non-cash working capital movements, was $0.8 million (2007: -$0.01m), principally due to a significant decrease in accounts receivable and prepaids. Proceeds from financing activities during the first six months of 2008 of $2.7 million (PY: $7.0m) which stemmed from the flow-through financing completed in May 2008. Cash outflow from investing activities was $3.7 million for the six months ended October 31, 2008 (PY: $8.4m) as the Company continued to invest in the Saskatchewan properties.

As of October 31, 2008, the Company had $5.8 million (April 30, 2008: $6.0m) in cash and cash equivalents and restricted cash of $1.9 million (April 30, 2008: $1.2m).

As of November 30, 2008, the Company had cash and cash equivalents of $5.6 million and $1.6 million restricted cash.

6.

OUTLOOK

Although the current economic crisis is significantly impacting all businesses and industries the Company remains positive about its opportunities in the coming six months.  Our major partners, the Korean Consortium and Mitsubishi, continue to earn in to Cree East and West McArthur respectively and the winter programs are scheduled.  At Cree East, the Company intends to complete a 12-hole drill program aggregating 6,000 metres over targets identified through previous drill programs and geophysics.  At West McArthur, a 4-hole drill program is to be undertaken over the winter.

The Korean Consortium to date has spent $4.7 million of a total of $19 million to earn into the Cree East property and Mitsubishi to date has spent $8.1 million of a total of $10 million to earn into the West McArthur project

The Company will directly fund a 10-hole drill program on the Fond Du Lac property, where the Company’s first drill holes in August 2008 intersected wide zones of uranium mineralization.  Geophysical mapping and geological evaluations give strong promise for multiple mineralized zones at, or near, surface.  Drilling will be confined to areas where the depth to unconformity is less than 100 metres.

The Company is also preparing for drilling at the Black Lake project, where surface prospecting in August and September provided strong encouragement for discovery.  Drilling will be dependent on the completion of surface geophysics, and drill logistics.

After the completion of the MOU in December, the Company is confident of establishing a strategic partnership with the principals of East Resources, Inc. who also are the controlling shareholders of Allway Minerals and Science Technology Co. Ltd, (“Allway”) a private enterprise with its headquarters based in Xian, China.  Upon completion, this agreement will enable to the Company in conjunction with Allway personnel to evaluate known uranium mineralized zones, and significantly advance the NE Wollaston property.  The Company is working towards a final agreement within the next 90 days.

The Company will continue to focus its energies and treasury to ensure that it can work through the current economic downturn.  The Company, with its partnerships, prospective drill programs, and a well-established exploration and support team, is well positioned to take advantage of the opportunities that exist in the Athabasca Basin.

The Company believes that it has a sufficiently liquid treasury to maintain operations over the next twelve months without having to access the equity markets and is well positioned to weather the initial storm caused by the credit crisis.  The Company, however

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remains in nature an exploration enterprise and will, at some point, need to seek additional financings either through equity offerings or strategic partnerships.

7.

CRITICAL ACCOUNTING ESTIMATES

For a full version of the risks and critical accounting estimates and policies reference should be made to the Company’s Management Discussion and Analysis and audited financial statements for the year ended April 30, 2008, which are available on the Company’s website at www.canalaska.com

7.1

Financing

Management believes that the funds on hand at October 31, 2008 are sufficient to meet corporate, administrative, exploration activities for the next twelve months given the continuing funding from our joint venture partners.  Should management be successful in its coming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its projects.

7.2

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

7.3

Disclosure Controls and Internal Control Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the Canadian Securities Administration, as at October 31, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management in its opinion has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.  The Canadian Securities Administrators do not require any certification on the effectiveness of these controls at this time.

There have been no changes in the Company’s internal control over financial reporting during the period ended October 31, 2008, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

7.4

Forward Looking Statements

Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the

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Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

7.5

Changes in Accounting Policy

There were no changes in significant accounting policies of the Company for the six months ended October 31, 2008, except as noted below.  Reference should be made the Company’s April 30, 2008 Management Discussion and Analysis for a full listing of the Company’s significant accounting policies.

Section 1535 – Capital Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosure. This section establishes standards for disclosing information about the Company’s capital and how it is managed. Disclosures required by this standard are included in note 10 of the financial statements.

Section 3862 – Financial Instruments - Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook section 3862, Financial Instruments - Disclosures. This section requires the Company to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the Company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in note 14 of the financial statements.

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